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Exhibit 99.2

Certification of Chief Executive Officer
Accompanying Form 6-K Report of Biovail Corporation
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C. §1350(a) and (b))

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b)), the undersigned hereby certifies that the Report of Foreign Private Issuer on Form 6-K for the quarterly period ended September 30, 2003 of Biovail Corporation (the "Company") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 14, 2004	/s/ EUGENE N. MELNYK Eugene N. Melnyk Chairman of the Board and Chief Executive Officer

Certification of Chief Financial Officer
Accompanying Form 6-K Report of Biovail Corporation
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 U.S.C. §1350(a) and (b))

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b)), the undersigned hereby certifies that the Report of Foreign Private Issuer on Form 6-K for the quarterly period ended September 30, 2003 of Biovail Corporation (the "Company") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 14, 2004	/s/ BRIAN H. CROMBIE Brian H. Crombie Senior Vice President and Chief Financial Officer

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Certification of Chief Executive Officer Accompanying Form 6-K Report of Biovail Corporation Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b))
Certification of Chief Financial Officer Accompanying Form 6-K Report of Biovail Corporation Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §1350(a) and (b))